Filed by Gores Holdings VIII, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VIII, Inc.

Commission File No.: 001-40105

Date: January 31, 2022

Footprint Announces Champions of Change Speaker Lineup at Sustainability Summit

Company’s Fourth Annual Event Convenes Global Sustainability Leaders at Footprint Center in Phoenix

Gilbert, AZ (Jan. 31, 2022) – Footprint, a global materials science technology company whose mission is to create a healthy planet, unveils a packed agenda for its fourth annual Footprint Sustainability Summit at Footprint Center, home of the NBA-leading Phoenix Suns and WNBA finalists Phoenix Mercury, on Feb. 9. This exclusive event, Champions of Change, will bring together an impressive roster of world-renowned speakers, discussing the sustainability landscape, inspiring meaningful conversations and networking. Topics will range from the business of sustainability to the impact of plastic on human and planet health and more. The unique forum will connect thought leaders, NGOs, investors and the entire sustainable ecosystem directly with the consumer brands and retailers driving change.

“We’re creating a unique forum for learning, celebrating and to help people go faster and we’re honored to bring together so many business decisionmakers, scientists, policy experts and innovators at Footprint’s fourth annual Sustainability Summit,” said Troy Swope, Footprint co-founder and CEO. “This year’s theme, Champions of Change, is appropriate for 2022 as there’s no denying the demand has gone mainstream for sustainable solutions.”

Leaders from public companies, innovation partners, major food brands, university researchers, scientists, supermarkets and professional sports organizations will participate in keynotes and panels. The agenda will cover opportunities and challenges in the sustainability space, with practical insights and roadmaps to action for businesses and business leaders. Among other highlights, speakers will explore the impact of plastic on human health, new commercial and consumer innovations, success stories and changing sustainability habits forged amid COVID-19. Attendees will get the first look at proprietary new research to be released from Wunderman Thompson Intelligence on consumers and sustainability.

Andrew Winston, noted sustainability expert and best-selling author, will moderate the event. Winston most recently co-authored Net Positive with Paul Polman, former CEO of Unilever, which dives deep into the intersection of sustainability and profitability for businesses.

“I’m looking forward to engaging in the upcoming Footprint sustainability summit with leaders from business, academia, science, and government. These innovators, influencers, and organizations are playing important roles in tackling our sustainability challenges. They will help others, and in particular businesses, elevate their work and solve some of the planet’s hardest problems,” Andrew Winston said.

Speakers include:

•	Don Thompson, founder and CEO of Cleveland Avenue; former McDonald’s president & CEO

•	Marisa Drew, chief sustainability officer and global head of sustainability strategy, advisory & finance, Credit Suisse

•	Jonathan Silver, senior advisor, Guggenheim Partners; one of the nation’s leading clean economy investors and advisors

•	Nicolas Jammet, co-founder and chief concept officer of sweetgreen – one of America’s fastest-growing restaurant companies and a Footprint customer

•	Marie Stafford, global director, Wunderman Thompson Intelligence, who will share new consumer data on sustainability

•	Jane Muncke, PhD, managing director, Food Packaging Forum; expert on hazardous chemicals in food-contact plastics

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Whendee L. Silver, professor of ecosystem ecology and biogeochemistry, and Rudy Grah Endowed Chair in Forestry and Sustainability, University of California, Berkeley; steering committee member, Marin Carbon Project

•	Major sports league representatives from four major teams in an exciting panel on sustainable sports moderated by Adam Fraser, CEO of Laureus Sport for Good

•	Kentaro Kawamori, co-founder and CEO of Persefoni - a carbon accounting platform helping organizations transform carbon data into decarbonization strategies

•	Charlie Rolsky, director of science North America for Plastic Oceans International

•	Plus, authors, celebrities, innovation experts and more Footprint customers

Honored guests will include Footprint Sustainability Ambassador and former NFL wide receiver and future Hall of Famer Larry Fitzgerald, Phoenix Suns General Manager James Jones, and Phoenix Suns player and sustainability champion Chris Paul, among others.

Continuing a valued Footprint Sustainability Summit tradition, Footprint will recognize innovative individuals and organizations that are positively affecting the environment on a global scale and improving the environment to create a healthier planet, with its annual Ocean Heroes Awards sponsored by the Footprint Foundation.

A summary and recap of select insights from the Summit will be available on the Footprint Sustainability Summit web page at www.footprintus.com following the event. For more information about summit participation, contact: sustainabilitysummit@footprintus.com

About Footprint

Footprint has a clear vision to create a healthier planet and healthier people. Phase one of our mission is to provide solutions that eliminate single-use and short-term use plastics in our food chain. Footprint’s team of engineers use plant-based fiber technology to design, develop and manufacture biodegradable, compostable, and recyclable products that compete with plastic’s cost, and performance. Footprint is rapidly expanding into new categories with customized and patented solutions for customers. Footprint’s products have already led to a global redirection of 61 million pounds of plastic waste from entering the air, earth, and water working with leading global consumer brands.

In December 2021, Footprint announced its intention to list on NASDAQ as a public company in a business combination agreement with Gores Holdings VIII, Inc. (Nasdaq: GIIX, GIIXW and GIIXU). Full information on this definitive agreement can be found here.

Footprint was founded in by former Intel engineers, Troy Swope and Yoke Chung. The company employs more than 2,500 employees, with operations in the U.S., Mexicali, Europe, and Asia. Footprint was named to the 2020 Fortune “Change the World” list in 2020, is a member of the World Economic Forum’s Global Innovators Community, was named a CNBC Disruptor 50 company and Newsweek’s America’s Greatest Disruptors/Planet Protectors in 2021.

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Contact:

Heather Knox

SVP Communications, Footprint

Heather.knox@footprintus.com

Laura Zilverberg

Allison + Partners for Footprint

footprint@allisonpr.com

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Gores Holdings VIII Inc. (“Gores Holdings VIII”) and Footprint International Holdco, Inc. (“Footprint”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VIII’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VIII securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VIII; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by Gores Holdings VIII’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VIII’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment, (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against Gores Holdings VIII or Footprint related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (ix) the ability to maintain the listing of the Gores Holdings VIII’s securities on the NASDAQ; (x) the price of Gores Holdings VIII’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in Gores Holdings VIII final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021. The foregoing list of factors is not exhaustive. There may be additional risks that neither Gores Holdings VIII or Footprint presently know or that Gores Holdings VIII or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VIII’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by Gores Holdings VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VIII and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VIII nor Footprint gives any assurance that either Gores Holdings VIII or Footprint will achieve its expectations.

Projections

This Press Release contains financial forecasts with respect to Footprint’s projected financial results, including revenue. Footprint’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Press Release, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Press Release. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Footprint or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Press Release should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Actual results may differ as a result of the completion of the Footprint’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Footprint’s nor Gores Holdings VIII’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Gores Holdings VIII intends to file a registration statement on Form S-4 (the “Registration Statement”) that is expected to include a preliminary prospectus and preliminary proxy statement of Gores Holdings VIII. The definitive proxy statement/final prospectus and other relevant documents will be sent to all Gores Holdings VIII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VIII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VIII may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in Gores Holdings VIII’s securities. Before making any voting decision, investors and security holders of Gores Holdings VIII and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

The definitive proxy statement/final prospectus will be mailed to stockholders of Gores Holdings VIII as of a record date to be established for voting on the business combination. Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VIII through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VIII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

Gores Holdings VIII, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from Gores Holdings VIII’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of Gores Holdings VIII and a description of their interests in Gores Holdings VIII is set forth in Gores Holdings VIII’s filings with the SEC (including Gores Holdings VIII’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement regarding the proposed business combination when it becomes available. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Press Release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.